UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 0-15740
Riverside Park Associates Limited Partnership

(Exact Name of Registrant as specified in its charter)
55 Beattie Place, P.O. Box 1089, Greenville, South Carolina, 29602

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Limited Partnership Units

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:     218
     Pursuant to the requirements of the Securities Exchange Act of 1934, Riverside Park Associates Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 13, 2007	BY:	/s/ Martha L. Long
		Name:	Martha L. Long
		Title:	Senior Vice President